OMB APPROVAL

                                    OMB Number:                    3235-0104
                                    Expires:               December 31, 2001
                                    Estimated average burden hours
                                      per response  . . . . . . . . . .  0.5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*
     Prometheus Southeast Retail Trust
      (Last)                 (First)              (Middle)
     Thirty Rockefeller Plaza, 63rd Floor
      (Street)
      New York,              New York                10020
      (City)                 (State)                 (Zip)


2.  Date of Event Requiring Statement
    (Month/Day/Year)
     06/29/99


3.  IRS Identification Number of Reporting Person, if an entity
    (Voluntary)

     13-4034461

4.  Issuer Name and Ticker or Trading Symbol
     Konover Property Trust, Inc. (NYSE: KPT)
     (formerly FAC Realty Trust, Inc. (NYSE: FAC))

5.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)
          Director                      X      10% Owner
    -----                               -----
          Officer (give title below)           Other (specify below)
    -----                               -----


6.  If Amendment, Date of Original
    (Month/Day/Year)

    03/23/98 and 08/10/98. See (1) below.

7.  Individual or Joint/Group Filing (Check Applicable Line)
          Form filed by One Reporting Person
    -----
      X   Form filed by More than One Reporting Person
    -----

           Table I -- Non-Derivative Securities Beneficially Owned

1.  Title of Security (Instr. 4)
    Common Stock


2.  Amount of Securities Beneficially Owned (Instr. 4)

    21,052,631

3.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)

    D and I
    See (2) below

4.  Nature of Indirect Beneficial Ownership (Instr. 5)

    See (2) below

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see
  Instruction 5(b)(v).
  Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                             SEC 1473 (3-99)
   Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 4)


2.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable                     Expiration Date


3.  Title and Amount of Securities Underlying Derivative
    Security (Instr. 4)

    Title                     Amount or Number of Shares


4.  Conversion or Exercise Price of Derivative Security


5.  Ownership Form of Derivative Security:  Direct (D) or
    Indirect (I) (Instr. 5)


6.  Nature of Indirect Beneficial Ownership (Instr. 5)

Explanation of Responses:  See (1) and (2) below


** Intentional misstatements or omissions of facts constitute Federal
   Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

    See below
    -------------------------------             ---------------
    **Signature of Reporting Person                  Date


                                                               SEC 1473 (3-99)

Designated Filer: Prometheus Southeast Retail Trust Date of Event: 06/29/99 Issuer Name and Ticker or Trading Symbol: Konover Property Trust, Inc. (NYSE: KPT)

Explanation of Responses:

(1) This Form 3 concerning the common stock, par value $0.01 per share (the "Common Stock"), of Konover Property Trust, Inc., formerly known as FAC Realty Trust, Inc., amends the Form 3 filed by Prometheus Southeast Retail LLC ("Prometheus") and LF Strategic Realty Investors II, L.P. ("LFSRI II") for the March 23, 1998 date of event and the Form 3s filed by each of Prometheus Southeast
      Retail Trust ("Trust"), LFSRI II Alternative Partnership, L.P. ("Alternative") and LFSRI II-CADIM Alternative Partnership L.P. ("CADIM") for the August 10, 1998 date of event. This Form 3 is filed for the following Reporting Persons:

       Name                                   I.R.S. Identification No.
       -----                                  ---------------------------
       Prometheus Southeast Retail Trust             13-4034461
       Prometheus Southeast Retail L.L.C.            13-3994010
       LFSRI II SPV REIT Corp.                       13-4066490
       LF Strategic Realty Investors II L.P.         13-3697806
       LFSRI II Alternative Partnership L.P.         13-3996575
       LFSRI II-CADIM Alternative Partnership L.P.   13-3992502
       Lazard Freres Real Estate Investors L.L.C.    13-3803708

(2) Trust holds direct beneficial ownership of an aggregate of 21,052,631 shares of Common Stock. As the sole common shareholder of Trust, Prometheus possesses indirect beneficial ownership of such Common Stock. LFSRI II SPV REIT Corp. ("SPV") was created on June 29,
       1999 as the sole member of Prometheus. As the sole member of Prometheus, SPV possesses indirect beneficial ownership of such Common Stock. The common shares of SPV are owned 86.1% by LFSRI II, 10.4% by Alternative and 3.5% by CADIM. Pursuant to their respective interests in SPV, each of LFSRI II, Alternative and CADIM also possess indirect beneficial ownership of such Common Stock. Lazard Freres Real Estate Investors L.L.C. is the general partner of each of LFSRI II, Alternative and CADIM and, as such, possesses indirect beneficial ownership of such Common Stock.

Designated Filer: Prometheus Southeast Retail Trust Date of Event: 06/29/99 Issuer Name and Ticker or Trading Symbol: Konover Property Trust, Inc. (NYSE: KPT)

   Signatures of Reporting Persons
   PROMETHEUS SOUTHEAST RETAIL TRUST

   By: /s/ John A. Moore                                  Date:  7/22/99
      -------------------------------
      Name:  John A. Moore
      Title: Chief Financial Officer

   PROMETHEUS SOUTHEAST RETAIL L.L.C.

   By: LFSRI SPV REIT Corp.,
       as managing member


   By: /s/ John A. Moore                                  Date:  7/22/99
      --------------------------------
      Name:  John A. Moore
      Title: Chief Financial Officer

   LFSRI II SPV REIT CORP.


   By: /s/ John A. Moore                                  Date:  7/22/99
      --------------------------------
      Name:  John A. Moore
      Title: Chief Financial Officer

   LF STRATEGIC REALTY INVESTORS II L.P.


   By: Lazard Freres Real Estate Investors
       L.L.C., as general partner

   By: /s/ John A. Moore                                  Date:  7/22/99
      ---------------------------------
      Name:  John A. Moore
      Title: Chief Financial Officer

Designated Filer: Prometheus Southeast Retail Trust Date of Event: 06/29/99 Issuer Name and Ticker or Trading Symbol: Konover Property Trust, Inc. (NYSE: KPT)

   LFSRI II ALTERNATIVE PARTNERSHIP L.P.

   By:  Lazard Freres Real Estate Investors L.L.C.,
        as general partner


   By: /s/ John A. Moore                                  Date:  7/22/99
      ---------------------------------
      Name:  John A. Moore
      Title: Chief Financial Officer



   LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

   By: Lazard Freres Real Estate Investors L.L.C.,
       as general partner


   By: /s/ John A. Moore                                  Date:  7/22/99
      ---------------------------------
      Name:  John A. Moore
      Title: Chief Financial Officer


   LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


   By: /s/ John A. Moore                                  Date:  7/22/99
      ---------------------------------
      Name:  John A. Moore
      Title: Chief Financial Officer